Exhibit 99.1

Puxin Limited Announces Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

BEIJING, March 5, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operational Highlights

•	Net revenues were RMB531.4 million (US$77.3 million), representing an increase of 24.2% from the fourth quarter of 2017.
•	Operating loss was RMB165.9 million, a slight increase of 0.5% from RMB165.2 million in the same period of the prior year.
•	Adjusted operating loss[1] was RMB120.7 million, a decrease of 16.2% from RMB144.0 million in the same period of the prior year.
•	Net loss attributable to Puxin Limited was RMB239.7 million (US$34.9 million), an increase of 10.3% from RMB217.4 million in the fourth quarter of 2017.
•	Adjusted net loss attributable to Puxin Limited[2] was RMB158.9 million, an increase of 6.8% from RMB148.8 million in the same period of the prior year.
•	Cash and cash equivalents were RMB778.0 million (US$113.2 million), compared with RMB164.7 million as of December 31, 2017.
•	Student enrollments increased by 45.0% to 521,161 compared with 359,528 in the fourth quarter of 2017.

Fiscal Year 2018 Financial and Operational Highlights

•	Net revenues were RMB2,228.1 million (US$324.1 million), an increase of 73.7% from 2017.
•	Operating loss was RMB638.7 million compared with RMB319.5 million in 2017.
•	Adjusted operating loss was RMB263.8 million, an increase of 0.1% from RMB263.6 million in 2017.
•	Net loss attributable to Puxin Limited was RMB833.4 million (US$121.2 million) compared with RMB397.3 million in 2017.
•	Adjusted net loss attributable to Puxin Limited increased by 20.2% to RMB325.8 million from RMB271.1 million in 2017.
•	Student enrollments increased by 44.7% to 1,846,349 from 1,275,723 in 2017.

“We finished the year strongly with net revenues increasing 24.2% to RMB531.4 million, at the upper end of our guidance range,” commented Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin. “We strategically slowed the pace of acquisitions as a result of the new regulations and our IPO last year, but despite this, revenue continued to gain growth momentum on the back of strong organic growth in in student enrollments which increased 45% year-over-year. This demonstrates our strong executional capabilities and the enormous organic growth potential our existing schools have. We fully support the government’s policies to and firmly believe that a clear and definitive regulatory environment will strengthen the sector as a whole and support its long-term sustainable growth. We acquired Jinan Boya School and Tiancai School during the second half year of last year after thoroughly evaluating their compliance with the new regulations. Tiancai School in particular has a strong market presence in Jinan, Shandong Province and will create synergies with our other K-12 schools in that city.”

“We continue to focus on generating growth organically leveraging our Puxin Business System which is critical in improving operational efficiency, resource utilization, and teaching quality. Our utilization rate for the quarter significantly improved to 79% while our retention rate continues to increase from the high levels we saw last year, which were driven in part by organic growth across our network. We also established a business unit in October 2018 that will be fully devoted to developing online education products which we believe will be highly complementary to our existing offline schools.”

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss/gain on changes in fair value of convertible notes, derivative liabilities and warrants, and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial Results for the Fourth Quarter of 2018

Net Revenues

Net revenues increased by 24.2% to RMB531.4 million (US$77.3 million) from RMB428.0 million in the fourth quarter of 2017. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 45.0% from 359,528 in the fourth quarter of 2017 to 521,161 in the same period of 2018.

On January 1, 2018, the Company adopted FASB Accounting Standards Codification (ASC) Topic 606 (“Topic 606”), which relates to revenue from contracts with customers using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Cost of Revenues

Cost of revenues increased by 11.8% to RMB306.2 million (US$44.5 million) from RMB273.9 million for the same period in 2017, primarily due to an increase in teacher compensation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 11.6% to RMB305.2 million from RMB273.5 million in the fourth quarter of 2017.

Gross Profit and Gross Margin

Gross profit was RMB225.2 million (US$32.8 million), an increase of 46.2% from RMB154.0 million during the same period in 2017. Gross margin was 42.4%, compared with 36.0% for the same period in 2017.

Operating Expenses

Total operating expenses increased by 22.5% to RMB391.1 million (US$56.9 million) from RMB319.2 million in the fourth quarter of 2017.

Selling expenses increased by 33.7% to RMB236.1 million (US$34.3 million) from RMB176.6 million in the fourth quarter of 2017. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 29.5% to RMB227.6 million from RMB175.8 million in the fourth quarter of 2017. The increases were primarily due to increases in brand promotion expenses and selling and marketing staff compensation.

General and administrative expenses increased by 8.8% to RMB155.0 million (US$22.5 million) from RMB142.5 million during the same period of 2017. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 2.7% to RMB119.4 million from RMB122.7 million in the fourth quarter of 2017.

Total share-based compensation expenses allocated to related operating costs and expenses increased by 113.9% to RMB45.2 million (US$6.6 million) from RMB21.1 million in the same period of 2017.The increase was primarily due to new grants of options to employees in the fourth quarter of 2018.

Operating Loss and Operating Margin

Operating loss slightly increased by 0.5% to RMB165.9 million (US$24.1 million) from RMB165.2 million in the fourth quarter of 2017.

Operating margin was (31.2)% in the fourth quarter of 2018, compared with (38.6)% for the same period in 2017.

Non-GAAP operating margin, which excludes share-based compensation expenses, was (22.7)%, compared with (33.7)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited increased by 10.3% to RMB239.7 million (US$34.9 million), compared to RMB217.4 million during the fourth quarter of 2017. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB2.92

(US$0.42), compared with basic and diluted net loss per ADS attributable to Puxin Limited of RMB4.36 during the same period of 2017.

Non-GAAP net loss attributable to Puxin Limited was RMB158.9 million (US$23.1 million) compared with RMB148.8 million during the same period of 2017. Non-GAAP basic and diluted net loss per ADS attributable to Puxin Limited were RMB1.94 (US$0.28), compared with RMB2.98 during the same period of 2017.

Financial Results for the Fiscal Year 2018

Net Revenues

Net revenues increased by 73.7% to RMB2,228.1 million (US$324.1 million) from RMB1,282.6 million in 2017.

Cost of Revenues

Cost of revenues increased by 56.5% to RMB1,242.9 million (US$180.8 million) from RMB794.3 million in 2017.

Gross Profit and Gross Margin

Gross profit was RMB985.2 million (US$143.3 million), an increase of 101.8% from RMB488.2 million in 2017. Gross margin was 44.2%, compared with 38.1% in 2017.

Operating Expenses

Total operating expenses increased by 101.1% to RMB1,624.0 million (US$236.2 million) from RMB807.7 million in 2017.

Selling expenses increased by 90.6% to RMB848.1 million (US$123.3 million) from RMB444.9 million in 2017. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 85.4% to RMB819.2 million from RMB441.9 million in 2017.

General and administrative expenses increased by 113.9% to RMB775.9 million (US$112.8 million) from RMB362.7 million in 2017. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 40.2% to RMB436.2 million from RMB311.1 million in 2017.

Total share-based compensation expenses allocated to related operating costs and expenses increased to RMB375.0 million (US$54.5 million) from RMB55.8 million in 2017.

Operating Loss and Operating Margin

Operating loss increased by 99.9% to RMB638.7 million (US$92.9 million) from RMB319.5 million in 2017.

Operating margin was (28.7)% in fiscal year 2018, compared with (24.9)% in 2017.

Non-GAAP operating margin, which excludes share-based compensation expenses, was (11.8)%, compared with (20.6)% in 2017.

Net Loss

Net loss attributable to Puxin Limited increased by 109.8% to RMB833.4 million (US$121.2 million), compared to RMB397.3 million in 2017. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB11.56 (US$1.68), compared with basic and diluted net loss per ADS attributable to Puxin Limited of RMB7.96 in 2017.

Non-GAAP net loss attributable to Puxin Limited was RMB325.8 million (US$47.4 million) compared with RMB271.1 million in 2017. Non-GAAP basic and diluted net loss per ADS attributable to Puxin Limited were RMB4.52 (US$0.66), compared with RMB5.44 in 2017.

Cash and cash equivalents

As of December 31, 2018, the Company had total cash and cash equivalents of RMB778.0 million (US$113.2 million), compared with RMB164.7 million as of December 31, 2017.

Business Outlook

For the first quarter of 2019, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB570.2 million and RMB595.0 million, which represents an increase of 15% to 20% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on March 5, 2019 at 8:00 AM U.S. Eastern Time (or 9:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272

China:	4001-201203

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through March 12, 2019 by dialing the following numbers:

International:	+1-412-317-0088

US:	+1-877-344-7529

Passcode:	10129008

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted net loss attributable to Puxin Limited, basic and adjusted diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	164,684	778,006	113,156
Inventories	10,408	9,659	1,405
Prepaid expenses and other current assets	132,473	128,638	18,710
Amounts due from related parties	113	-	-
Total current assets	307,678	916,303	133,271

Non-current assets
Restricted cash	24,478	40,971	5,959
Property, plant and equipment, net	221,212	248,801	36,187
Intangible assets	243,927	218,978	31,849
Goodwill	1,152,913	1,243,817	180,906
Deferred tax assets	3,012	3,456	503
Rental deposit	55,173	64,693	9,409
TOTAL ASSETS	2,008,393	2,737,019	398,084

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB345,100 and RMB490,696 as of December 31, 2017 and 2018, respectively)	350,446	515,623	74,998
Income tax payable of the consolidated VIE without recourse to the Group	10,022	15,755	2,291
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB906,480 and RMB862,043 as of December 31, 2017 and 2018, respectively)	906,480	876,861	127,534
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,836 and RMB3,199 as of December 31, 2017 and 2018, respectively)	3,836	54,493	7,926
Bank borrowing of the consolidated VIE without recourse to the Group	-	106,600	15,504
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB190,000 as of December 31, 2017 and 2018, respectively)	-	361,888	52,634
Total current liabilities	1,270,784	1,931,220	280,887

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	128,890	121,191	17,626
Deferred tax liabilities of the consolidated VIE without recourse to the Group	77,580	71,031	10,331
Franchise deposits of the consolidated VIE without recourse to the Group	3,856	1,763	256
Convertible notes (including convertible notes of the consolidated VIE without recourse to the Group of RMB150,200 and RMB nil as of December 31, 2017 and 2018, respectively)	499,192	-	-
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively)	162,658	-	-
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively)	18,218	63,942	9,300
TOTAL LIABILITIES	2,161,178	2,189,147	318,400

MEZZANINE EQUITY
Convertible redeemable preferred shares	120,000	-	-

SHAREHOLDERS' DEFICIT
Ordinary shares (par value of USD0.00005 per share; 100,000,000 and 1,000,000,000 shares authorized, 100,000,000 and 188,627,228 shares issued and 100,000,000 and 165,038,164 shares outstanding as of December 31, 2017 and 2018, respectively)	34	62	9
Additional paid-in capital	391,099	1,944,325	282,790
Statutory reserve	-	4,595	668
Accumulated other comprehensive income	15,718	68,214	9,921
Accumulated deficit	(679,613)	(1,469,303)	(213,701)
Total Puxin Limited shareholders' deficit	(272,762)	547,893	79,687
Non-controlling interest	(23)	(21)	(3)
TOTAL SHAREHOLDERS' DEFICIT	(272,785)	547,872	79,684
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTALSHAREHOLDERS' DEFICIT	2,008,393	2,737,019	398,084

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	427,952	531,441	77,295
Cost of revenues (including share-based compensation expenses of RMB405 and RMB1,015 for the three months ended December 31, 2017 and 2018, respectively)	273,926	306,235	44,540
Gross profit	154,026	225,206	32,755
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB881 and RMB8,555 for the three months ended December 31, 2017 and 2018, respectively)	176,644	236,125	34,343
General and administrative expenses (including share-based compensation expenses of RMB19,846 and RMB35,632 for the three months ended December 31, 2017 and 2018, respectively)	142,532	155,011	22,545
Total operating expenses	319,176	391,136	56,888
Operating loss	(165,150)	(165,930)	(24,133)
Interest expense	3,406	32,049	4,661
Interest income	40	1,124	163
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	47,541	35,620	5,181
Loss before income taxes	(216,057)	(232,475)	(33,812)
Income tax expenses	1,333	7,275	1,058
Net loss	(217,390)	(239,750)	(34,870)
Less: Net income (loss) attributable to non-controlling interest	36	(10)	(1)
Net loss attributable to Puxin Limited	(217,426)	(239,740)	(34,869)
Net loss per share attributable to Puxin Limited
Basic and diluted	(2.18)	(1.46)	(0.21)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(4.36)	(2.92)	(0.42)
Weighted average shares used in calculating basic and diluted net loss per share	99,874,622	164,121,416	164,121,416

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net loss	(217,390)	(239,750)	(34,870)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	15,718	42,089	6,122
Total comprehensive loss	(201,672)	(197,661)	(28,748)
Less: comprehensive income (loss) attributable to non-controlling interest	36	(10)	(1)
Total comprehensive loss attributable to Puxin Limited	(201,708)	(197,651)	(28,747)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	1,282,562	2,228,117	324,066
Cost of revenues (including share-based compensation expenses of RMB1,152 and RMB6,420 for the years ended December 31, 2017 and 2018, respectively)	794,342	1,242,889	180,771
Gross profit	488,220	985,228	143,295
Operating expenses:
Selling expenses (including share-based compensation expenses of RMB3,058 and RMB28,848 for the years ended December 31, 2017 and 2018, respectively)	444,927	848,088	123,349
General and administrative expenses (including share-based compensation expenses of RMB51,625 and RMB339,689 for the years ended December 31, 2017 and 2018, respectively)	362,748	775,883	112,848
Total operating expenses	807,675	1,623,971	236,197
Operating loss	(319,455)	(638,743)	(92,902)
Interest expense	5,556	59,522	8,657
Interest income	549	2,826	411
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	70,336	131,748	19,162
Loss on extinguishment of convertible notes	-	900	131
Loss before income taxes	(394,798)	(828,087)	(120,441)
Income tax expenses	2,436	5,322	774
Net loss	(397,234)	(833,409)	(121,215)
Less: Net income attributable to non-controlling interest	79	2	-
Net loss attributable to Puxin Limited	(397,313)	(833,411)	(121,215)
Net loss per share attributable to Puxin Limited
Basic and diluted	(3.98)	(5.78)	(0.84)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(7.96)	(11.56)	(1.68)
Weighted average shares used in calculating basic and diluted net loss per share	99,705,361	144,157,947	144,157,947

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Net loss	(397,234)	(833,409)	(121,215)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	15,718	52,496	7,635
Total comprehensive loss	(381,516)	(780,913)	(113,580)
Less: comprehensive income attributable to non-controlling interest	79	2	-
Total comprehensive loss attributable to Puxin Limited	(381,595)	(780,915)	(113,580)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Operating loss	(165,150)	(165,930)	(24,133)
Add: Share-based compensation expenses	21,132	45,202	6,574
Adjusted operating loss	(144,018)	(120,728)	(17,559)

Net loss attributable to Puxin Limited	(217,426)	(239,740)	(34,869)
Add: Share-based compensation expense	21,132	45,202	6,574
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	47,541	35,620	5,181
Adjusted net loss attributable to Puxin Limited	(148,753)	(158,918)	(23,114)

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(4.36)	(2.92)	(0.42)
Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.98)	(1.94)	(0.28)

Weighted average shares used in calculating basic and diluted net loss per share	99,874,622	164,121,416	164,121,416

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	USD
Operating loss	(319,455)	(638,743)	(92,902)
Add: Share-based compensation expenses	55,835	374,957	54,535
Adjusted operating loss	(263,620)	(263,786)	(38,367)

Net loss attributable to Puxin Limited	(397,313)	(833,411)	(121,215)
Add: Share-based compensation expense	55,835	374,957	54,535
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	70,336	131,748	19,162
Add: Loss on extinguishment of convertible notes	-	900	131
Adjusted net loss attributable to Puxin Limited	(271,142)	(325,806)	(47,387)

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(7.96)	(11.56)	(1.68)
Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(5.44)	(4.52)	(0.66)

Weighted average shares used in calculating basic and diluted net loss per share	99,705,361	144,157,947	144,157,947

Note: Each ADS represents two ordinary shares.